Morgan Stanley

Filed Pursuant to Rule 433
Registration Statement No. 333-140456
Dated November 30, 2007

3-Month Levered Floating Rate Notes Issued by Eksportfinans ASA

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (negative outlook)/AA+/AAA

Placement Agent:	Morgan Stanley & Co. Incorporated

Cusip:	28264QE42

Principal Amount:	USD 10,000,000

Trade Date:	November 30, 2007

Issue Date:	December 20, 2007

Maturity Date:	March 20, 2008

Coupon:	None

Payment at Maturity:	100% of Par + Supplemental Redemption Amount; subject to the Maximum Payment at Maturity

Supplemental Redemption Amount:	10 × (LIBOR – 4.75%)

LIBOR:	3-Month USD-LIBOR-BBA, taken from Reuters Page LIBOR01 as of 11:00 a.m. London time five (5) London Banking days prior to Maturity Date.

Maximum Payment at Maturity:	103% (12% annualized)

Call Option:	None

Day Count Fraction:	30/360

Business Days for Payments:	New York

Proceeds to the Issuer:	100.000%

Concession:	0.000%

Issue Price:	100%

Minimum Denomination:	$1,000

Increments Thereafter:	$1,000

Listing:	None

Calculations:	Intermediate calculations rounded to five decimal places; final calculations rounded to three decimal places

Calculation Agent:	Citibank, N.A.

Payment Agent:	Citibank, N.A.

Trustee:	The Bank of New York

Specified Currency:	USD

Morgan Stanley

3-Month Levered Floating Rate Notes Issued by Eksportfinans ASA

Risks associated with the notes

The notes are intended to be held to maturity. Your principal is protected only if you hold your notes to maturity.  You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity, subject to our ability to pay our obligations. If you sell your notes in the secondary market before maturity, you will not receive principal protection on the notes you sell.

The notes do not bear interest.  You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the principal amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a debt security of comparable maturity that bears interest at a prevailing market rate.

The potential return on your notes is limited.  The Maximum Payment at Maturity on the Notes is 103% of the principal amount. If LIBOR is above 4.75% five London Banking days prior to the Maturity Date, you will participate in any such positive difference on a ten-to-one basis, subject to a maximum gain of 3%, which we will pay if LIBOR is 5.05% or higher five London Banking days prior to the Maturity Date. As a result, you will not benefit from any increase in LIBOR in excess of 5.05% five London Banking days prior to the Maturity Date. Accordingly, the Maximum Payment at Maturity will be $1,030.00, no matter how high LIBOR may rise.

Past LIBOR performance is no guide to future performance.  The actual performance of LIBOR over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of LIBOR. We cannot predict the future performance of LIBOR.

Historical Performance of LIBOR

The following graph sets forth the daily LIBOR levels from January 1, 2002 to November 28, 2007. The information listed below was obtained from Bloomberg without independent verification. The historical LIBOR levels should not be taken as an indication of future performance, and no assurance can be given that LIBOR will not decrease such that you would receive only the principal amount of your notes at maturity.

Morgan Stanley

3-Month Levered Floating Rate Notes Issued by Eksportfinans ASA

Tax Consequences

There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as short-term debt instruments for U.S. Federal income tax purposes. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. Under this characterization of the notes, the notes will be treated as having been issued with original issue discount (OID). In general, an individual or other cash method U.S. holder is not required to accrue such OID unless the U.S. holder elects to do so. If such an election is not made, any gain recognized by the U.S. holder on the sale, exchange or maturity of the notes will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity. U.S. holders who report income for U.S. Federal income tax purposes under the accrual method are required to accrue OID on the notes on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding). For further discussion, see “Taxation in the United States” in the Prospectus Supplement and Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, if you so request by calling toll-free 1-800-609-2268.

Link to Issuer’s Prospectus Supplement and Prospectus, each dated February 5, 2007
http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3as r.htm